[KNIGHT CAPITAL GROUP, INC. LETTERHEAD]

September 30, 2010

BY FACSIMILE

Mr. Daniel L. Gordon

United States Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

RE:	Knight Capital Group, Inc. (“Knight” or “the Company”)
Form 10-K for the year ended December 31, 2009
Proxy Statement on Schedule 14A filed April 7, 2010
File No. 0001-14223

VIA EDGAR

Dear Mr. Gordon,

I am writing in response to the comment noted in the letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated September 14, 2010, relating to Knight’s Form 10-K for the year ended December 31, 2009 and Proxy Statement on Schedule 14A filed April 7, 2010 (“2010 Proxy Statement”). The letter from the Staff is in response to Knight’s letter to the Staff, dated August 18, 2010. For your convenience, we have reproduced below the full text of the Staff’s comment together with our response.

Proxy Statement on Schedule 14A

Compensation Components, Page 14

Performance-Based Annual Awards, Page 14

1. We have received your response to comment 5 from our letter dated July 6, 2010 and note that you target compensation for your named executive officers at the 75th percentile of similar companies. We further note that the compensation for your named executive officers other than your chief executive officer fell either above or below this target pay level. Please tell us what factors the compensation committee considered in deciding to adjust compensation from this target level. Confirm for us that you will include similar disclosure in future filings.

The Company believes that it previously disclosed the factors the Company’s Compensation Committee considered in deciding to adjust compensation from the target level. The Company respectfully notes that, on pages 15-16 in our Proxy Statement, the Company disclosed that our Chief Executive Officer reviews with the Company’s Compensation Committee the proposed incentive compensation for our named executive officers (other than the Chief Executive Officer), and if the Compensation Committee is in agreement with the recommendation of the Chief Executive Officer, the Compensation Committee approves such incentive compensation. Each named executive officer’s incentive compensation is determined using a balanced approach that considers, in the context of a competitive marketplace, a variety of factors, including (i) the Company’s performance for the year; (ii) the executive’s contribution to that performance, partly taking into account the executive’s attainment of the broad performance objectives; (iii) a comparison with pay levels of comparable positions in the marketplace; and (iv) market conditions. As noted, comparisons with the pay levels of comparable positions in the marketplace is just one of the factors considered in determining the Named Executive Officer’s incentive compensation, none of which is dispositive. For 2009, actual compensation paid to Messrs. Voetsch, Katcher and Bisgay was below the target pay level primarily due to the Company’s performance for the year, the executive’s contribution to that performance and market conditions. Mr. Smyth’s actual compensation for 2009 was above the target pay level based on his performance for the year, the performance and growth of the business unit he oversaw and market conditions.

If actual compensation differs from target level compensation, Knight confirms that it will disclose the factors the Compensation Committee considered in deciding to adjust compensation from this target level in future filings.

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Please contact me at (201) 222-9400 with any further questions or comments.

Sincerely,

/s/ Steven Bisgay

Steven Bisgay

Senior Managing Director and Chief Financial Officer